

Mail Stop 4631

August 13, 2009

via U.S. mail and facsimile

Dr. Kiril A. Pandelisev, CEO
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

> **RE:** **CRC Crystal Research Corporation**
> **Form 8-K Item 4.01**
> **Filed August 7, 2009**
> **Form 8-K/A Item 4.01**
> **Filed August 11, 2009**
> **Form 8-K/A Item 4.01**
> **Filed August 13, 2009**
> **File No. 000-52472**

Dear Dr. Pandelisev:

We have completed our review of your filing and amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant